Exhibit 99.1

ICON Reports Third Quarter 2022 Results

Highlights

  Net business wins in the quarter of $2,351 million; a net book to bill of 1.21, and 1.24 on a trailing twelve month basis.
  Closing backlog of $20.2 billion, an increase of 1.3% on Q2 2022 or an increase of 9.0% on Q3 2021.
  Quarter 3 revenue of $1,942.4 million representing an increase of 3.9% on prior year adjusted revenue and 7.4% on a constant currency organic basis. YTD revenue of $5,779.4 million representing an increase of 60.6% on prior year adjusted revenue or 65.1% on a constant currency basis.
  Adjusted EBITDA of $379.6 million or 19.5% of revenue, a year on year increase of 16.9%. YTD adjusted EBITDA of $1,074.5 million or 18.6% of revenue, a year on year increase of 68.6%.
  Adjusted net income attributable to the Group was $247.2 million or $3.00 per diluted share, an increase of 17.5% year on year. YTD adjusted net income attributable to the Group of $711.0 million or $8.62 per diluted share, an increase of 21.3% over the prior year period.
  GAAP net income attributable to the Group for Quarter 3 of $160.2 million.
  $200 million repayment made on Term Loan B debt.  Net debt balance of $4.2 billion with Net debt to adjusted EBITDA of 2.9x.
  Reaffirming full year 2022 revenue guidance in the range of $7,690 - $7,810 million, representing a year over year increase of 40.3% to 42.5% and full year 2022 adjusted earnings per share guidance in the range of $11.65 - $11.85 representing a year over year increase of 20.7% to 22.8%.  Adjusted earnings per share to exclude amortization, stock compensation, foreign exchange, restructuring and transaction-related / integration-related adjustments.

DUBLIN--(BUSINESS WIRE)--November 2, 2022--ICONplc (NASDAQ: ICLR), a world-leading healthcare intelligence and clinical research organization, today reported its financial results for the third quarter ended September 30, 2022.

CEO, Dr. Steve Cutler commented, “ICON’s third quarter results reflect the strength and breadth of our global service offering as industry demand for accelerated clinical development remains solid despite continued macroeconomic challenges. Strong operational performance in the third quarter drove constant dollar organic revenue growth of 7.4%, with excellent cost management and strong utilization driving adjusted EBITDA growth of 16.9% year over year, and adjusted earnings per share growth of 17.5% over third quarter 2021. Additionally, as a result of strong cash flow generation in the quarter, we were able to make continued progress in paying down our Term Loan B facility, bringing our net debt balance to 2.9x Net debt to adjusted EBITDA as of the end of the third quarter. Further, given the rising interest rate environment, we are currently evaluating a hedging strategy to address our floating rate debt exposure into 2023 and beyond.”

Third Quarter 2022 Results

Gross business wins in the third quarter were $2,740 million and cancellations were $389 million. This resulted in net business wins of $2,351 million and a book to bill of 1.21.

Revenue for Quarter 3 was $1,942.4 million. This represents an increase of 3.9% on prior year adjusted revenue or 7.4% on a constant currency organic basis.

GAAP net income attributable to the Group was $160.2 million. Adjusted net income attributable to the Group for the quarter was $247.2 million resulting in an adjusted diluted earnings per share of $3.00 compared to $2.55 per share for Quarter 3 2021.

Adjusted EBITDA for Quarter 3 was $379.6 million or 19.5% of revenue, a year on year increase of 16.9%.

Cash generated from operating activities for the quarter was $213.8 million. During the quarter, $37.3 million was spent on capital expenditure. At September 30, 2022, the Group had cash and cash equivalents of $609.2 million, compared to cash and cash equivalents of $614.9 million at June 30, 2022 and $1,008.5 million at September 30, 2021. During the quarter, a $200 million Term Loan B payment was made resulting in a net indebtedness balance of $4.2 billion at September 30, 2022.

Year to date 2022 Results

Gross business wins year to date were $8,287 million and cancellations were $1,187 million. This resulted in net business wins of $7,100 million and a book to bill of 1.23.

Year to date revenue was $5,779.4 million. This represents an increase of 60.6% on prior year adjusted revenue or 65.1% on a constant currency basis.

GAAP net income attributable to the Group year to date was $387.9 million. Adjusted net income attributable to the Group was $711.0 million resulting in an adjusted diluted earnings per share of $8.62 compared to $7.11 per share for the equivalent prior year period.

Adjusted EBITDA year to date was $1,074.5 million or 18.6% of revenue, a year on year increase of 68.6%.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted EBITDA, adjusted net income attributable to the Group and adjusted diluted earnings per share attributable to the Group. Adjusted EBITDA, adjusted net income and adjusted diluted earnings per share exclude amortization, stock compensation, foreign exchange gains and losses restructuring and transaction-related / integration-related adjustments. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold a conference call on Nov 3rd, 2022 at 08:00 EDT [12:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

Our full-year 2022 guidance measures (other than revenue) are provided on a non-GAAP basis without a reconciliation to the most directly comparable GAAP measure because the company is unable to predict with a reasonable degree of certainty certain items contained in the GAAP measures without unreasonable efforts. Such items include, but are not limited to, transaction-related / integration-related expenses, restructuring and related expenses, and other items not reflective of the company's ongoing operations.

ICON plc is a world-leading healthcare intelligence and clinical research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 41,150 employees in 113 locations in 53 countries as at September 30, 2022. For further information about ICON, visit: www.iconplc.com.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	(in thousands except share and per share data)

Revenue	$ 1,942,427	$ 1,866,352	$ 5,779,384	$ 3,595,705

Costs and expenses:
Direct costs (excluding depreciation and amortization)	1,375,837	1,357,942	4,146,366	2,615,309
Selling, general and administrative expense	166,787	206,713	552,000	382,614
Depreciation and amortization	141,861	140,636	427,285	175,317
Transaction and integration-related expenses	8,001	149,791	28,970	182,309
Restructuring	6,197	6,162	32,890	6,162

Total costs and expenses	1,698,683	1,861,244	5,187,511	3,361,711

Income from operations	243,744	5,108	591,873	233,994
Interest income	1,434	53	1,727	496
Interest expense	(63,010)	(102,306)	(154,546)	(129,584)

Income before provision for income taxes	182,168	(97,145)	439,054	104,906
Provision for income taxes	(21,012)	3,563	(48,552)	(26,718)

Income before share of earnings from equity method investments	161,156	(93,582)	390,502	78,188
Share of equity method investments	(1,002)	(688)	(2,643)	(1,471)

Net income attributable to the Group	$ 160,154	$ (94,270)	$ 387,859	$ 76,717

Net income per Ordinary Share attributable to the Group:

Basic	$ 1.96	$ (1.17)	$ 4.76	$ 1.23
Diluted	$ 1.94	$ (1.17)	$ 4.70	$ 1.22

Weighted average number of Ordinary Shares outstanding:

Basic	81,582,375	80,771,397	81,481,686	62,264,851
Diluted	82,493,211	80,771,397	82,473,521	63,095,857

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2022 AND DECEMBER 31, 2021

	(Unaudited) September, 30 2022	(Audited) December, 31 2021
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$ 609,158	$ 752,213
Available for sale investments	1,712	1,712
Accounts receivable, net of allowance for credit losses	1,435,010	1,342,770
Unbilled revenue	894,291	623,121
Other receivables	60,251	56,760
Prepayments and other current assets	129,218	114,323
Income taxes receivable	41,935	50,299
Total current assets	3,171,575	2,941,198

Non-current Assets:
Property, plant and equipment, net	315,524	336,444
Goodwill	8,942,525	9,037,931
Intangible assets	4,391,699	4,710,843
Operating right-of-use assets	137,000	198,123
Other receivables	61,792	70,557
Income taxes receivable	15,468	18,637
Deferred tax asset	62,298	48,392
Equity method investments	—	2,373
Investments in equity- long term	27,932	22,592
Total Assets	$ 17,125,813	$ 17,387,090
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$ 60,851	$ 90,764
Unearned revenue	1,395,160	1,323,961
Other liabilities	1,147,142	949,629
Income taxes payable	72,580	59,433
Current bank credit lines and loan facilities	55,150	55,150
Total current liabilities	2,730,883	2,478,937
Non-current Liabilities:
Non-current bank credit lines and loan facilities	4,794,856	5,381,162
Lease liabilities	126,482	159,483
Non-current other liabilities	41,888	42,596
Non-current income taxes payable	218,644	172,109
Deferred tax liability	974,339	1,085,976
Total Liabilities	8,887,092	9,320,263

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
81,645,279 shares issued and outstanding at September 30, 2022 and
81,554,683 shares issued and outstanding at December 31, 2021	6,645	6,640
Additional paid‑in capital	6,818,877	6,733,910
Other undenominated capital	1,162	1,134
Accumulated other comprehensive income	(291,901)	(90,937)
Retained earnings	1,703,938	1,416,080
Total Shareholders' Equity	8,238,721	8,066,827
Total Liabilities and Equity	$ 17,125,813	$ 17,387,090

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021
(UNAUDITED)

	Nine Months Ended
	September 30, 2022	September 30, 2021
	(in thousands)
Cash flows from operating activities:
Net income	$ 387,859	$ 76,717
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	427,285	175,317
Impairment of right-of-use assets	27,727	5,731
Reduction in carrying value of operating right-of-use assets	35,238	30,607
Loss on equity method investments	2,643	1,471
Amortization of interest rate hedge	—	891
Amortization of financing costs	13,544	4,448
Stock compensation expense	55,703	114,791
Loss on extinguishment of debt	—	14,434
Deferred taxes	(126,620)	(26,532)
Unrealised FX	(52,334)	(7,374)
Loss on issuance of debt	—	59,460
Other non-cash items	18,595	(1,592)
Changes in assets and liabilities:
Accounts receivable	(140,760)	123,413
Unbilled revenue	(221,104)	49,203
Unearned revenue	28,352	(60,514)
Other net assets	166,613	(21,147)
Net cash provided by operating activities	622,741	539,324
Cash flows from investing activities:
Purchase of property, plant and equipment	(85,145)	(46,067)
Purchase of subsidiary undertakings, net of cash acquired	—	(5,914,475)
Purchase of equity method investment	—	(2,450)
Sale of available for sale investments	—	17
Purchase of investments in equity - long term	(1,840)	(2,243)
Net cash used in investing activities	(86,985)	(5,965,218)
Cash flows from financing activities:
Financing related costs	—	(30,349)
Proceeds from exercise of equity compensation	28,967	104,070
Share issue costs	(3)	(848)
Excess tax benefit on exercise of equity compensation	—	—
Repurchase of ordinary shares	(99,983)	—
Share repurchase costs	(17)	—
Drawdown of bank credit lines and loan facilities	25,000	5,905,100
Repayment of bank credit lines and loan facilities	(625,000)	(377,780)
Net cash used in financing activities	(671,036)	5,600,193
Effect of exchange rate movements on cash	(7,775)	(6,080)
Net (decrease)/ increase in cash and cash equivalents	(143,055)	168,219
Cash and cash equivalents at beginning of period	752,213	840,305
Cash and cash equivalents at end of period	$ 609,158	$ 1,008,524

ICON plc
RECONCILIATION OF NON-GAAP MEASURES
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	(in thousands except share and per share data)

Adjusted revenue
Revenue, as reported	$ 1,942,427	$ 1,866,352	$ 5,779,384	$ 3,595,705
Acquisition related deferred revenue adjustment (a)	—	4,000	—	4,000
Adjusted revenue	$ 1,942,427	$ 1,870,352	$ 5,779,384	$ 3,599,705

Adjusted EBITDA
Net income attributable to the Group	$ 160,154	$ (94,270)	$ 387,859	$ 76,717
Share of equity method investments	1,002	688	2,643	1,471
Provision for income taxes	21,012	(3,563)	48,552	26,718
Net interest expense (b)	61,576	102,253	152,819	129,088
Depreciation and amortization	141,861	140,636	427,285	175,317
Stock-based compensation expense (c)	16,730	26,355	54,843	41,987
Foreign currency losses (gains), net (d)	(36,933)	(7,185)	(61,395)	(6,346)
Acquisition related deferred revenue adjustment	—	4,000	—	4,000
Restructuring (e)	6,197	6,162	32,890	6,162
Transaction-related / integration-related costs (f)	8,001	149,791	28,970	182,309
Adjusted EBITDA	$ 379,600	$ 324,867	$ 1,074,466	$ 637,423

Adjusted net income attributable to the Group and adjusted diluted net income per Ordinary Share attributable to the Group
Net income attributable to the Group	160,154	(94,270)	387,859	76,717
Provision for income taxes	21,012	(3,563)	48,552	26,718
Amortisation	114,991	115,874	348,118	124,615
Stock-based compensation expense (c)	16,730	26,355	54,843	41,987
Foreign currency losses (gains), net (d)	(36,933)	(7,185)	(61,395)	(6,346)
Restructuring (e)	6,197	6,162	32,890	6,162
Acquisition related deferred revenue adjustment	—	4,000	—	4,000
Transaction-related / integration-related costs (f)	8,001	149,791	28,970	182,309
Transaction-related financing costs (g)	4,356	55,773	13,609	78,251
Adjusted tax expense (h)	(47,284)	(43,121)	(142,492)	(85,993)
Adjusted net income attributable to the Group	$ 247,224	$ 209,816	$ 710,954	$ 448,420

Diluted weighted average number of Ordinary Shares outstanding	82,493,211	82,293,287	82,473,521	63,095,857

Adjusted diluted net income per Ordinary Share attributable to the Group	$ 3.00	$ 2.55	$ 8.62	$ 7.11

(a) Acquisition related deferred revenue adjustment represents non-cash adjustments resulting from the revaluation of deferred revenue and the subsequent charge to revenue in connection with business combinations

(b) Net interest expense includes losses on modification or extinguishment of debt.

(c) Stock-based compensation expense represents the amount of recurring non-cash expense related to the Company’s equity compensation programs (inclusive of employer related taxes).

(d) Foreign currency losses (gains), net relates to gains or losses that arise in connection with the revaluation of non-US dollar denominated assets and liabilities. We exclude these gains and losses from adjusted EBITDA and adjusted net income because fluctuations from period- to- period do not necessarily correspond to changes in our operating results.

(e) Restructuring charges incurred relate to charges incurred in connection with the termination of leases at locations that are no longer being used and amounts incurred in connection with the elimination of redundant positions within the organization.

(f) Transaction-related / integration-related costs include expenses/credits associated with our acquisitions, share-based compensation expense related to the acceleration of share-based compensation awards and replacement share-based awards, contingent consideration valuation adjustments, and any other costs incurred directly related to the integration of these acquisitions.

(g) Transaction-related financing costs includes costs incurred in connection with changes to our long-term debt and amortization of financing fees. We exclude these costs from Adjusted EBITDA and Adjusted Net Income because they result from financing decisions rather than from decisions made related to our ongoing operations.

(h) Represents the tax effect of adjusted pre-tax income at our estimated effective tax rate.

ICON plc

ICON/ICLR-F

Contacts

Contact: Investor Relations +1 888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1888 381 7923
All at ICON
http://www.iconplc.com